02045323

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2002

SILVER STANDARD RESOURCES INC.
(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

- BC Form 45-902F, Report of Exempt Distribution dated June 14, 2002
- Silver Standard Resources Inc. – News Release #02-11 dated June 27, 2002
- Form 53-901F, Material Change Report dated June 28, 2002, with attachment
- Form 53-901F, Material Change Report dated June 28, 2002, with attachment
- Form 45-102F2, Multilateral Instrument 45-102, Resale of Securities, dated June 28, 2002
- Silver Standard Resources Inc. - 1st Quarter Report 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. -- SEC File No. 0-26424
(Registrant)

Date: July 2, 2002 By:

Michelle Hawkey, Administrative Assistant

L:\LJS\Docs\Forms\2001\SSR-Form6k-June.doc

BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

1. State the full name, address and telephone number of the issuer of the security distributed.

   Silver Standard Resources Inc.
   #1180 – 999 W. Hastings Street, Vancouver, B.C. V6C 2W2
   Phone: 604-689-3846 Fax: (604) 689-3847

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The issuer is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or quotation system.

   The issuer is listed on the TSX Venture Exchange and is quoted on the NASDAQ Small Cap Market.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   4,280,640 units (Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant plus $4.80 is exercisable into one common share until May 10, 2004).

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Length of any restricted or seasoning period
Mr. Wilmer Allen Orem, UT USA	40,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Kenneth W. Anderson Evergreen, CO USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Terry Athas Glenview , IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Jason Bailey Calgary, AB Canada	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. John Barrett Vancouver , BC Canada	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Philip S. Bedell Fairfield, IA USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Length of any restricted or seasoning period
Mr. Jonathan Blumberg Lincolnwood, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. James T. Braha Longboat Key, FL USA	50,870	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Bridge Finance Ltd. Baech, Switzerland	11,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Londell Bunting Greenley, CO USA	24,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Douglas Casey Old Snowmass, CO USA	40,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Jeffrey Cohen Silver Spring, MD USA	11,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Lawrence Cohen Chicago, IL USA	40,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Dr. Thomas Cronin Glenview , IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Dana Dabney Hawthorn Woods , IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. David Dabney Libertyville, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. William Darnell North Brook, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Otto Dauber Guatemala City, Guatemala	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. David Dawson Encinitas, CA USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Adrian Day Thawil-Zurich, Switzerland	40,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. James Desnick Highland Park, IL USA	100,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Martin Doyle Golf, IL USA	80,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Robert Doyle Glen Ellyn, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. William Doyle Winnetka, IL USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. & Mrs. Paul & Mary Jane Engeling Rosenberg, TX USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Exploration Capital Partners 2000 Limited Partnership Las Vegas, NV USA	300,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Exploration Capital Partners Limited Partnership Las Vegas, NV USA	315,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Sam Farling Fairfield , IA USA	25,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Rajiv Fernando Chicago, IL USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Florence Munday & Otis Munday Foundation Burnaby, BC Canada	7,750	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Jack Forbes Las Vegas, NV USA	13,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Length of any restricted or seasoning period
Ms. Jennifer Gallagher Glenview, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Eng Kien Gan Kuala Lumpur, MALAYSIA	50,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Ira Gentle Centennial, CO USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Global Strategic Management, Inc. Annapolis, MD USA	60,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Kevin Golden North Brook, IL USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Growth Ventures Inc. Pension Plan and Trust Highlands Ranch, CO USA	25,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Halcorp Capital Ltd. Edmonton , AB Canada	25,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Michael Hampton London, England	12,500	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. James Harrison Chicago, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Robert Hays Castlecliff, Wanganui New Zealand	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Ms. Laura Healey Minneapolis, MN USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Thomas Healey Eden Prairie, MN USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Max Holtby Mission, BC Canada	2,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Hans Homburger Trust DTD 3/26/91 Palm Beach Gardens, FL USA	25,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Jeffrey Homburger New York, NY USA	100,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Ms. Rebecca Hougher Fairfield, IA USA	30,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Roger Isbell Las Vegas, NM USA	5,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
K & B Financial, Inc. Santa Clarita, CA USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. & Mrs. Jack & Louise Kenney Tabernacle, NJ USA	120,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mrs. Juanita Knauf Albuquerque, NM USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Steven Lantier Edmond, OK USA	12,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Andrew Lesnik Myrtle Beach, SC USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. John Marsh San Diego, CA USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Daniel Martinez Baldwin Park, CA USA	4,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Peter Mason Hinsdale, IL USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Jaime Matta Ponce, Puerto Rico	30,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Length of any restricted or seasoning period
Mr. Lee McDonald Cody, WY USA	480,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Russell McDougal Atlanta, GA USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Stephen McKnight Appleton, WI USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr Kenneth McNaughton Vancouver , BC Canada	35,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Terry Meier Las Vegas, NV USA	4,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. William Meyer Coquitlam, BC Canada	15,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Ross Mitchell Vancouver , BC Canada	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Robert Moore Chicago, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Ms. Gaylene Munday Burnaby, BC Canada	30,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Maxwell Munday Burnaby, BC Canada	130,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Otis Munday Burnaby, BC Canada	22,250	May 10, 2002	$4.00	4 months (to Sept. 11/02)
North Andover Insurance Agency Inc. North Andover, MA USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Andrew O'Shea Suffield, CT USA	5,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Brian O'Shea Monson, MA USA	5,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Daniel O'Shea Independence, OH USA	5,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Herman Odum Mount Juliet, TN USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Paul Odum Hermitage, TN USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Michael Onufry Otisville, MI USA	5,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
PanAmerica Capital Group, Inc. Panama, Republic of Panama	140,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Anthony Papageorge Evanston, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Steven Perlman Chicago, IL USA	7,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Keith Presnell Solana Beach, CA USA	45,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Prudent Bear Fund Dallas, TX USA	75,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Puplava Securities, Inc. Poway, CA USA	507,400	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Robert Quartermain Vancouver , BC Canada	50,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Mark Reed Coquitlam, BC Canada	700	May 10, 2002	$4.00	4 months (to Sept. 11/02)

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Length of any restricted or seasoning period
Ms. Janet Reid Golf, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr Stewart McIntyre Reid Vancouver , BC V6K 1J5 Canada	2,500	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Robert Hughes Trust Cleveland, OH USA	5,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Gregg Rodriguez Paddock Lake, WI USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Greg Santarelli Arlington, TX USA	7,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Frederick Scher Boca Raton, FL USA	17,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Jordan Scher Chicago, IL USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Karl Schreiber Brecksville, OH USA	30,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
J. Theodore Schwartz, Jr. Danville, CA USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Gerald Segal Naples, FL USA	30,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. John Bennett Selden Evergreen, CO USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. William Scott Selden Evergreen, CO USA	40,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Ms. Marisa Shadday Heigenheim, France	30,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Randy Shannon Boring, OR USA	5,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Robert Shapiro Andover, MA USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Daniel Simon Chicago, IL USA	100,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Charlie Sitzes Rociada, NM USA	25,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Ms. Johna Sitzes Rocianda, NM USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Robert N. Skinner & Avis H. Skinner Indianapolis, IN USA	5,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Andrew Smyth Winnetka, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Southern Minnesota Broadcasting Co. Rochester, MN USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Edmond Sue Surrey, BC Canada	700	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Ms. Linda Sue Richmond, BC Canada	6,500	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Peter Sullivan North Andover, Massachusetts USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
T.M.H.C. Holdings Ltd. Mission, BC Canada	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Gary Turner Glenview, IL USA	10,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Length of any restricted or seasoning period
Vertex One Asset Management Inc. Vancouver , BC Canada	78,830	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Dr. Robert Walter Corpus Christi, TX USA	5,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Gary Wirt Chicago, IL USA	3,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
Mr. Keith Yavitt Winnetka, IL USA	20,000	May 10, 2002	$4.00	4 months (to Sept. 11/02)
TOTAL:	**4,200,000**			

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See Attached Schedule "A".

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $1,724,920.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
Global Resource Investments Ltd. 7770 El Camino Real Carlsbad, CA 92009	80,640 units *	$4.00 per unit
Mesirow Financial Inc. 350 North Clark Street Chicago, IL 60610	$31,174.20	N/A
Neidiger Tucker & Bruner 1675 Larimer Street, Suite 600 Denver, CO 80202	$44,400.00	N/A
Raymond James Ltd. 1000 – 601 West Hastings Street Vancouver, B.C. V6B 5E2	$22,072.40	N/A

* The exemption relied on was Section 128(f) of the Rules. The length of the restricted period is 4 months (to Sept. 11/02).

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, this 14th day of June, 2002.

Silver Standard Resources Inc.
Name of Issuer *(please print)*

Signature of authorized signatory

Linda J. Sue, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

June 27, 2002
News Release 02-11

Trading Symbols:
Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

SILVER STANDARD CLOSES FORMAL AGREEMENT TO ACQUIRE 43.4% INTEREST IN PIRQUITAS SILVER PROJECT, ARGENTINA

Vancouver, B.C. -- Silver Standard Resources Inc. reports the closing of a formal agreement with Stonehill Capital Management of New York in which Silver Standard has acquired a 43.4% interest in the Pirquitas silver project in northern Argentina. Under the terms of the agreement, Silver Standard paid Stonehill US$3.0 million in cash and issued a US$1.34 million convertible note with a one-year term and an interest rate of 10%. The note is convertible at the election of Stonehill into common shares of Silver Standard at a price of C$5.80 per share, the closing price of the company's shares on May 17, 2002. Silver Standard now holds a 43.4% interest in Sunshine Argentina, Inc., owner of the property and a former subsidiary of Sunshine Mining and Refining Company.

The Pirquitas project, as previously reported by Sunshine, has a proven and probable diluted reserve of 30.4 million tonnes grading 128 grams per tonne silver and 0.17% tin and 0.81% zinc. This reserve contains a total of 129 million ounces of silver, 53,000 tonnes of tin and 248,000 tonnes of zinc using a 40 gram per tonne silver cutoff. Silver Standard's 43.4% interest represents 59 million ounces of proven and probable silver reserves.

The overall resource available for mining for the main Pirquitas deposit is 27.983 million tonnes at a grade of 161 grams of silver per tonne for a total of 144,750,000 ounces as calculated by Mine Development Associates (MDA) of Reno, Nevada. In addition to this resource, Sunshine had identified jig tails on the property totalling 593,000 tonnes at 234 grams per tonne of silver, 0.37% tin and 0.13% zinc containing 4.4 million ounces. Sunshine had also identified further pit area resources of 22.8 million tonnes at 83 grams of silver per tonne, 0.6% tin and 0.36% zinc, for an additional 60.8 million resource ounces of silver. The jig tails and further pit resources identified by Sunshine speak to the potential to increase reserves and resources on the property, and Silver Standard will use such figures in its reports only when these resources are in compliance with Canada's National Instrument 43-101.

Sunshine purchased the Pirquitas project in 1995 and subsequently spent in excess of US$25 million outlining the resource and undertaking a feasibility study. Sunshine completed the study in 1999 and supplemented it with additional work in 2000. Sunshine Argentina holds all of the surface rights covering the mineralization and planned mill and plant facilities. The project is unencumbered by any royalties other than those payable to the state, and is fully permitted for production with an operating permit granted in July 1999.

In Sunshine's feasibility study, capital costs were estimated at US$133 million. The mine was projected to produce 11 million ounces of silver per year as well as 3,200 tonnes of tin and 16,300 tonnes of zinc over a projected 9.3-year mine life. Sunshine estimated total cash operating costs at US$1.53 per ounce of silver after by-product credits. Silver Standard believes that with current economic conditions in Argentina a review of the reserves and feasibility study is required to refine Sunshine's work.

Affiliates of Stonehill and Highwood Partners L.P., creditors of Sunshine, exercised their right earlier this year to acquire 100% of Sunshine Argentina from Sunshine. Affiliates of Highwood Partners of New York, part of a US$2 billion family of investment funds, are the majority partner with a 56.6% interest in Pirquitas. Highwood Partners has agreed that Silver Standard will be operator of the project and, until such time as silver prices warrant a production decision, the property will be kept on a care and maintenance basis and costs will be shared pro rata.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, and the United States. On conclusion of the Pirquitas transaction, Silver Standard will have in excess of C$18.0 million in cash, and measured and indicated and resources of 230.3 million ounces of silver. With additional inferred resources of 275.4 million ounces of silver, the company's resources in all categories now exceed 500 million ounces of silver. Silver Standard is actively advancing its portfolio with drill programs now under way at Challacollo in Chile and San Marical in Mexico, and fall drilling programs planned at Bowdens in Australia and Manantial Espejo in Argentina.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   Silver Standard Resources Inc.
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. Date of Material Change

   May 23, 2002

3. Press Release

   A news release was issued in Vancouver, B.C. on May 23, 2002.

4. Summary of Material Change

   Silver Standard Resources Inc. is pleased to announce that it has reached agreement with Stonehill Capital Management of New York for the acquisition of a 43.4% interest in the Pirquitas Silver project in northern Argentina. Under the terms of the agreement, which remains subject to acceptance by the TSX Venture Exchange, Silver Standard will purchase 434 shares of Sunshine Argentina, Inc., a former subsidiary of Sunshine Mining and Refining Company and the holder of the rights to the Pirquitas Silver project.

5. Full Description of Material Changes

   See attached news release 02-10.

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of June, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

May 23, 2002
News Release 02-10

Trading Symbols:
Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

SILVER STANDARD ACQUIRES INTEREST IN PIRQUITAS SILVER PROJECT, ARGENTINA

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to announce that it has reached agreement with Stonehill Capital Management of New York for the acquisition of a 43.4% interest in the Pirquitas Silver project in northern Argentina. Under the terms of the agreement, which remains subject to acceptance by the TSX Venture Exchange, Silver Standard will purchase 434 shares of Sunshine Argentina, Inc., a former subsidiary of Sunshine Mining and Refining Company ("Sunshine") and the holder of the rights to the Pirquitas Silver project.

The Pirquitas project as previously managed by Sunshine has a published proven and probable diluted reserve of 30.4 million tonnes grading 128 grams per tonne silver and 0.17% tin and 0.81% zinc for a total of 129 million ounces of silver, 53,000 tonnes of tin and 248,000 tonnes of zinc using a 40 gram per tonne silver cutoff. The 43.4% interest represents a total of 59 million ounces of proven and probable reserves. Silver Standard has agreed to pay US$4.34 million on closing, comprised of US$3 million cash and a convertible note with a one year term and a 10% interest rate, convertible at the election of Stonehill into shares of Silver Standard at a price of $5.80 per share, being the closing price of the company's shares on Friday, May 17, 2002.

The overall resource available for mining for the main Pirquitas deposit is 27.983 million tonnes at a grade of 161 grams of silver per tonne for a total of 144,750,000 ounces as calculated by MDA of Reno. In addition to this resource, Sunshine had identified jig tails on the property totalling 593,000 tonnes at 234 grams per tonne of silver, 0.37% tin and 0.13% zinc containing 4.4 million ounces. Sunshine also identified further pit area resources of 22.8 million tonnes at 83 grams per tonne silver, 0.6% tin and 0.36% zinc for an additional 60.8 million resource ounces. These estimates for the jig tails and further pit resources external to the MDA calculated resource have yet to be confirmed by independent third parties, however, they speak to the fact that the property has significant on-site exploration potential. The MDA resource, along with the jig tails and further pit area resources, total 209 million resource ounces in all categories of silver or 90 million resource ounces of silver to Silver Standard for the 43.4% interest. The purchase price therefore is US$0.07 per reserve ounce or US$0.05 per resource ounce, which fits within Silver Standard's purchase criteria. Silver represents 70% of the metal value of the deposit and no purchase price value has been attributed to the tin or zinc, which represent the other 30% of the metal value of the project.

The Pirquitas project is located 355 kilometres northwest of the city of San Salvador de Jujuy in northern Argentina. The property has seen production from 1933 up to 1990 during which time it produced some 27,300 tonnes of tin and 777,600 kilograms (23 million ounces) of silver from twelve underground mines which were active in the Pirquitas area. The property was purchased by Sunshine in 1995, and Sunshine has spent in excess of US$25 million outlining the resource on the property and completing a feasibility study in 1999, with supplemental feasibility work in 2000. Sunshine has purchased all of the surface rights covering the mineralization and mill and plant facilities and the project is owned 100% and is unencumbered by any royalties other than those payable to the state.

The property has all permits necessary for production and an operating permit was granted in July 1999. Under the Sunshine feasibility study, capital costs for the project are estimated at US$133 million with mine construction estimated to take 24 months. The mine is expected to produce 11 million ounces of silver per year as well as 3,200 tonnes of tin and 16,300 tonnes of zinc over a projected 9.3-year mine life. Sunshine estimated total cash operating costs at US$1.53 per ounce of silver after by-product credits. At US$5.50 per ounce silver, Sunshine had projected the project would have an acceptable rate of return.

Affiliates of Stonehill Capital and Highwood Partners L.P., creditors of Sunshine, earlier this year exercised their right to acquire 100% of Sunshine Argentina from Sunshine. Silver Standard has concluded its due diligence review of the project and has found Sunshine's work to be technically sound and professional. Silver Standard is of the opinion that much of the technical risk of the project has been addressed by the feasibility study. The company also believes that with current economic conditions in Argentina a review of the reserves and a revision to the feasibility study is in order to better refine the Sunshine numbers.

The Pirquitas project will complement Silver Standard's other Argentine projects, including its 100% interest in its Diablillos project as well as its 50% interest in the Manantial Espejo project in southern Argentina. There will be in-country synergies and cash savings with respect to the Pirquitas project and the current economic conditions in Argentina should in the long-term be positive with respect to project economics.

Affiliates of Highwood Partners of New York, which is a part of a US$2 billion family of funds, are the majority partner with a 56.6% interest in Pirquitas. Highwood Partners has agreed that Silver Standard will be operator of the project and, until such time as silver prices move up and warrant placing the property in production, the property will be kept on a care and maintenance basis and the costs will be shared pro rata.

The formal agreement and regulatory approvals for the transaction are anticipated for closing on or before June 14, 2002 at which time Silver Standard will then have total resources and reserves of 505 million ounces of silver and 600 million ounces on a silver-equivalent basis and over Cdn$18 million in cash. Silver Standard will continue to advance its projects with drill programs planned throughout this year at Challacollo, San Marcial, Bowdens and Manantial Espejo.

The Pirquitas project is one of a few significant undeveloped silver deposits in the world. Silver Standard is pleased that it has been able to acquire an interest in this fully permitted silver project and add it to its extensive silver property portfolio at a cost of only US$0.07 per reserve ounce.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   Silver Standard Resources Inc.
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. Date of Material Change

   June 27, 2002

3. Press Release

   A news release was issued in Vancouver, B.C. on June 27, 2002.

4. Summary of Material Change

   Silver Standard Resources Inc. reports the closing of a formal agreement with Stonehill Capital Management of New York in which Silver Standard has acquired a 43.4% interest in the Pirquitas silver project in northern Argentina. Under the terms of the agreement, Silver Standard paid Stonehill US$3.0 million in cash and issued a US$1.34 million convertible note with a one-year term and an interest rate of 10%. The note is convertible at the election of Stonehill into common shares of Silver Standard at a price of C$5.80 per share, the closing price of the company's shares on May 17, 2002. Silver Standard now holds a 43.4% interest in Sunshine Argentina, Inc., owner of the property and a former subsidiary of Sunshine Mining and Refining Company.

5. Full Description of Material Changes

   See attached news release 02-11.

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of June, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

June 27, 2002
News Release 02-11

Trading Symbols:
Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

SILVER STANDARD CLOSES FORMAL AGREEMENT TO ACQUIRE 43.4% INTEREST IN PIRQUITAS SILVER PROJECT, ARGENTINA

Vancouver, B.C. -- Silver Standard Resources Inc. reports the closing of a formal agreement with Stonehill Capital Management of New York in which Silver Standard has acquired a 43.4% interest in the Pirquitas silver project in northern Argentina. Under the terms of the agreement, Silver Standard paid Stonehill US$3.0 million in cash and issued a US$1.34 million convertible note with a one-year term and an interest rate of 10%. The note is convertible at the election of Stonehill into common shares of Silver Standard at a price of C$5.80 per share, the closing price of the company's shares on May 17, 2002. Silver Standard now holds a 43.4% interest in Sunshine Argentina, Inc., owner of the property and a former subsidiary of Sunshine Mining and Refining Company.

The Pirquitas project, as previously reported by Sunshine, has a proven and probable diluted reserve of 30.4 million tonnes grading 128 grams per tonne silver and 0.17% tin and 0.81% zinc. This reserve contains a total of 129 million ounces of silver, 53,000 tonnes of tin and 248,000 tonnes of zinc using a 40 gram per tonne silver cutoff. Silver Standard's 43.4% interest represents 59 million ounces of proven and probable silver reserves.

The overall resource available for mining for the main Pirquitas deposit is 27.983 million tonnes at a grade of 161 grams of silver per tonne for a total of 144,750,000 ounces as calculated by Mine Development Associates (MDA) of Reno, Nevada. In addition to this resource, Sunshine had identified jig tails on the property totalling 593,000 tonnes at 234 grams per tonne of silver, 0.37% tin and 0.13% zinc containing 4.4 million ounces. Sunshine had also identified further pit area resources of 22.8 million tonnes at 83 grams of silver per tonne, 0.6% tin and 0.36% zinc, for an additional 60.8 million resource ounces of silver. The jig tails and further pit resources identified by Sunshine speak to the potential to increase reserves and resources on the property, and Silver Standard will use such figures in its reports only when these resources are in compliance with Canada's National Instrument 43-101.

Sunshine purchased the Pirquitas project in 1995 and subsequently spent in excess of US$25 million outlining the resource and undertaking a feasibility study. Sunshine completed the study in 1999 and supplemented it with additional work in 2000. Sunshine Argentina holds all of the surface rights covering the mineralization and planned mill and plant facilities. The project is unencumbered by any royalties other than those payable to the state, and is fully permitted for production with an operating permit granted in July 1999.

In Sunshine's feasibility study, capital costs were estimated at US$133 million. The mine was projected to produce 11 million ounces of silver per year as well as 3,200 tonnes of tin and 16,300 tonnes of zinc over a projected 9.3-year mine life. Sunshine estimated total cash operating costs at US$1.53 per ounce of silver after by-product credits. Silver Standard believes that with current economic conditions in Argentina a review of the reserves and feasibility study is required to refine Sunshine's work.

Affiliates of Stonehill and Highwood Partners L.P., creditors of Sunshine, exercised their right earlier this year to acquire 100% of Sunshine Argentina from Sunshine. Affiliates of Highwood Partners of New York, part of a US$2 billion family of investment funds, are the majority partner with a 56.6% interest in Pirquitas. Highwood Partners has agreed that Silver Standard will be operator of the project and, until such time as silver prices warrant a production decision, the property will be kept on a care and maintenance basis and costs will be shared pro rata.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, and the United States. On conclusion of the Pirquitas transaction, Silver Standard will have in excess of C$18.0 million in cash, and measured and indicated and resources of 230.3 million ounces of silver. With additional inferred resources of 275.4 million ounces of silver, the company's resources in all categories now exceed 500 million ounces of silver. Silver Standard is actively advancing its portfolio with drill programs now under way at Challacollo in Chile and San Marical in Mexico, and fall drilling programs planned at Bowdens in Australia and Manantial Espejo in Argentina.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended

FORM 45-102F2
CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
Multilateral Instrument 45-102
RESALE OF SECURITIES

Complete 1 or 2.

1. Silver Standard Resources Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 28, 2002 of a US $1.34 million convertible debenture with interest at 10% per annum and a one year term. The debenture is convertible into the issuer's common shares at Cdn $5.80 per share of Silver Standard Resources Inc.,Silver Standard Resources Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. *Name of Issuer* has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on *date* of *amount or number and type of securities* of *Name of Issuer*, became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at this 28th day of June, 2002.

SILVER STANDARD RESOURCES INC.

"Linda J. Sue"

By: Linda J. Sue,
Corporate Secretary

FIRST QUARTER

2002



Silver Standard Resources Inc.

Highlights

- Silver Standard optioned the San Marcial silver property in Mexico and intersected high-grade silver mineralization over significant widths in its due diligence drilling. A second program is now under way.
- On March 27, a series of agreements closed with the result that Silver Standard and Pan American Silver Corp. each hold a 50% interest in the Manantial Espejo silver-gold project in Argentina. Planning for drilling in the fall is now under way.
- Silver Standard reported increased indicated and inferred resources totalling 47.2 million ounces of silver at Challacollo in Chile. A 2,200 meter reverse circulation drill program is now under way.
- The company's cash position is $23 million at the date of this report. This includes the proceeds of a private placement that closed on May 10 and raised $16.8 million before expenses. Kinross Gold Corporation also exercised warrants that added a further $2.1 million to Silver Standard's treasury.
- Silver Standard is acquiring a 43.4% interest in the Pirquitas silver-tin project in Argentina which contains a reserve of 129 million ounces of silver as quoted by Sunshine Mining and Refining Company.

Project Updates

Bowdens, New South Wales, Australia – Silver Standard is planning the next phases of work in the fall leading to completion of its feasibility study. Site work will include completion of grid drilling of the flat-lying deposit on 25 meter by 25 meter centers. It will also involve bulk sample testing of mineralization from several areas of the deposit in order to complete metallurgical testwork that is necessary for process engineering design.

Manantial Espejo Project, Argentina – During the quarter, the ownership of this important high-grade silver-gold project was restructured. On March 27, Silver Standard closed an agreement with Black Hawk Mining Inc. by which Silver Standard purchased Black Hawk's remaining interest in the Manantial Espejo silver-gold project in Argentina for US$2.0 million in cash or common shares.

The company closed a concurrent agreement to vend a 50% interest in Manantial Espejo to Pan American Silver Corp. of Vancouver, B.C. Pan American paid Black Hawk a combination of shares and cash valued at US$2.0 million in cash or common shares. Pan American agreed to certain joint venture expenditures described below and shared equally with the company a US$200,000 cost to eliminate a 1.2% net smelter royalty on the property.

The two companies have entered into a joint venture agreement to share costs equally from January 1, 2002, with Silver Standard continuing as operator during the exploration phase. A new resource estimate for the property is underway that will include results from a 5,000-meter drilling program completed in late 2001. The two companies are planning at least 6,000 meters of diamond drilling that is expected to commence in September 2002.

In recognition of Silver Standard's exploration work to date, Pan American will contribute the first US$3.0 million toward mine construction once a production decision is made. Further investments will be shared equally.

Candelaria Mine, Nevada, U.S.A. – The company has assumed control from Kinross Gold Corporation of more of the day-to-day maintenance activities at this former producer that hosts a significant silver resource while Kinross completes its reclamation obligations. The process to re-assign titles of claims and permits to Silver Standard is continuing. As of the date of this report, Kinross has also exercised 600,000 warrants, contributing $2.1 million to Silver Standard's working capital.

Shafter Project, Texas, U.S.A. – The company now holds all nine permits required to commence mining, a significant milestone in the development of any new mine in the United States. Silver Standard also holds a low-cost option to purchase the 16:1 Mill located in Nevada. This 800 ton-per-day mill processed ore from Sunshine Mining and Refining Company's former Silver Peak Mine.

Sulphurets, British Columbia, Canada – Silver Standard has entered into an option to purchase agreement with a private individual with respect to all of the company's interests in the Sulphurets gold-silver project, the Snowfield property and the Blue Ice claims, all in British Columbia. The optionee has agreed to pay cash of $3.8 million to Silver Standard. Formal agreements have been completed and closing will take place on receipt of environmental releases from the Government of British Columbia.

New Acquisitions

San Marcial, Sinaloa, Mexico – In January, Silver Standard optioned San Marcial from Vancouver-based Gold-Ore Resources Ltd. This silver project is situated in the Sierra Madre mountains east of Mazatlan in geology similar to the host rocks of Luismin's Tayoltita mine and Corner Bay Silver's Los Alamos project, both of which host significant silver-dominant resources.

A number of silver targets have been identified at San Marcial. The most advanced of these targets is the San Marcial SE and NW zone which extends for 450 metres along strike and is open in both directions and at depth. As part of its due diligence, the company financed a recently completed program consisting of eight core drill holes totalling 1,084 metres.

The program targeted three parallel high-grade silver veins and tested 380 metres of strike length of the vein zones to a depth of 150 metres. Significant results included 64.5 ounces of silver per ton over 14.9 feet and 27.4 ounces of silver per ton over 24.8 feet. Mobilization for a 1,400 metre reverse circulation program is now in progress with first assay results anticipated in July.

Pirquitas, Jujuy, Argentina – In May 2002, Silver Standard announced an agreement with Stonehill Capital Management LLC to purchase its interest in the Pirquitas silver-tin mine in Argentina. Under the terms of the agreement, Silver Standard will pay a total of US$4.34 million for its 43.4% interest in Sunshine Argentina, Inc. The holder of the other 56.4% interest is an affiliate of Highwood Partners of New York, a part of a US$2 billion family of funds.

The Pirquitas project, as previously reported by management of Sunshine Mining and Refining Company, has a published proven and probable diluted reserve of 30.4 million tonnes grading 128 grams per tonne silver and 0.17% tin and 0.81% zinc for a total of 129 million ounces of silver, 53,000 tonnes of tin and 248,000 tonnes of zinc, using a 40 gram per tonne silver cutoff. The 43.4% interest represents a total of 59 million ounces of proven and probable reserves.

The overall resource available for mining for the main Pirquitas deposit is 27.983 million tonnes at a grade of 161 grams of silver per tonne for a total of 144,750,000 ounces as calculated by MDA of Reno. In addition to this resource, Sunshine had identified jig tails on the property containing 4.4 million ounces and further pit area resources with an additional 60.8 million resource ounces. These estimates for the jig tails and further pit resources external to the MDA calculated resource have yet to be confirmed by independent third parties.

The MDA resource, along with the jig tails and further pit area resources, total 209 million resource ounces in all categories of silver or 90.7 million resource ounces of silver for Silver Standard's 43.4% interest. The purchase price therefore is US$0.07 per reserve ounce or US$0.05 per resource ounce, which meets Silver Standard's purchase criteria.

Silver Standard and Highwood Partners have agreed to keep Pirquitas on a care and maintenance basis pending higher silver prices. Silver Standard will become operator on closing of formal agreements and regulatory approvals.

Management Discussion and Analysis of Financial Results

For the three months ended March 31, 2002, the company incurred a loss of $314,000 ($0.01 per share), compared to a loss of $193,000 ($0.01 per share) in 2001. Total expenses for the period were $354,000, compared to $248,000 expensed in the same period in 2001.

General and administration expenses for the quarter were $206,000 – an increase of $88,000 over the comparable period in 2001. Of the increase, $41,000 related to a donation made to the Pacific Mineral Museum with the balance relating to lower administration recoveries from related companies and higher insurance and investor relations costs.

Expenditures on properties that have been deferred during the quarter were $1,828,000 compared to $838,000 in the previous year. For the current period, $593,000 related to the Challacollo property, $579,000 on Manantial Espejo, $226,000 on San Marcial and $207,000 on Shafter.

During the quarter, $1,896,000 was raised through the exercise of stock options and warrants. Working capital at the end of the quarter was $5,264,000 compared to $5,520,000 at the beginning of the current year. Subsequent to the end of the quarter, the company closed a private of 4,200,000 units at $4.00 per unit, raising $16.8 million before expenses.

Outlook

With its strong financial position of $23 million, no material long-term debt and a significant silver resource base, the company will continue to pursue project acquisitions as well as advance its current projects to feasibility. We wish to acknowledge shareholders on three continents who participated in the recent private placement - it provides us with the strength to continue expanding and developing our silver holdings.

With drilling programs under way in Chile and Mexico, and additional drilling in Argentina and Australia in the fall, we expect to add value to the company's mineral assets. We will also monitor and acquire other low-cost silver projects to expand shareholder exposure to silver. Even this month of May, 2002, we have seen silver prices improve and a 100% increase in our share price since the start of the year. This demonstrates that our strategy continues to reward shareholders. With the acquisition of a significant interest in Pirquitas, Silver Standard now controls in excess of 500 million ounces of silver in all categories (measured/indicated/inferred – mineralized material), making us one of a handful of companies in the world with such a large silver resource.

On behalf of the Board

Robert A. Quartermain
President
May 31, 2002

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars, except number of shares)

	March 31, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,073	$ 5,577
Accounts receivable	533	209
Prepaid expenses	156	178
	5,762	5,964
Reclamation deposits	98	110
Investments	377	100
Mineral property costs	40,964	39,136
Fixed assets	88	89
	47,289	45,399
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	336	422
Current portion of long-term debt	162	22
	498	444
Provision for reclamation	535	503
Long-term debt	136	143
Mineral property payable	1,633	3,326
Minority interest	–	45
	$ 2,802	$ 4,461
SHAREHOLDERS' EQUITY		
Capital stock (note 3)		
Authorized		
100,000,000 common shares without par value		
Issued		
32,120,927 common shares		
(2001 – 30,913,953)	69,958	66,108
Value assigned to warrants and options	339	326
Deficit	(25,810)	(25,496)
	44,487	40,938
	47,289	45,399

Nature of operations (note 1)

Subsequent events (note 5)

Approved by the Board of Directors:

R.A. Quartermain
Director

R.E. Gordon Davis
Director

(The accompanying notes are an integral part of the consolidated financial statements.)

CONSOLIDATED STATEMENTS OF LOSS & DEFICIT

(expressed in thousands of Canadian dollars, except number of shares and per share amounts – unaudited)

	Three Months Ended March 31 2002	Three Months Ended March 31 2001
Expenses		
Property examination and exploration	$ 36	$ 17
Reclamation	5	8
Depreciation	6	5
General and administration	206	118
Professional fees	27	28
Salaries and employee benefits	74	72
	(354)	(248)
Other income (expenses)		
Investment income	29	41
Investment gain on sale	28	-
Gain on sale of mineral property	-	1
Gain on sale of subsidiary	-	-
Foreign exchange gain	(17)	13
	40	55
Loss for the period	(314)	(193)
Deficit - Beginning of period	(25,496)	(22,119)
Deficit – End of period	$ (25,182)	$ (22,312)
Weighted average number of shares outstanding	31,580,075	24,569,576
Basic and diluted loss per common share	$ (0.01)	$ (0.01)

(The accompanying notes are an integral part of the consolidated financial statements.)

Silver Standard Resources Inc.

Suite 1180
999 West Hastings St.
Vancouver, BC
V6C 2W2 Canada

Telephone:
(604) 689-3846
Facsimile:
(604) 689-3847

E-mail:
invest@silverstandard.com
Web Site:
www.silver-standard.com

Toll Free: **1 (888) 338-0046**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars – unaudited)

	Three Months Ended March 31 2002		Three Months Ended March 31 2001
Cash flows from operating activities			
Loss for the period	$	(314)	$ (193)
Items not affecting cash			
Depreciation		6	5
Donation made in shares		41	-
		(267)	(188)
Changes in non-cash working capital items - net of acquisitions			
Accounts receivable and prepaid expenses		(64)	(91)
Accounts payable and accrued liabilities		(177)	(4)
		(508)	(283)
Cash flows from financing activities			
Shares issued for cash		1,896	1,267
Share issue cash costs		-	-
Repayment of long-term debt		(7)	(2)
		1,889	1,265
Cash flows from investing activities			
Mineral property costs		(1,647)	(838)
Purchase of fixed assets		(5)	(5)
Proceeds on sale of fixed assets		-	43
Purchase of joint venture		34	-
Purchase of investment		(277)	-
Minority interest buy out		(2)	-
Reclamation deposit (advance) recovery		12	-
		(1,885)	(805)
Increase in cash and cash equivalents		(504)	177
Cash and cash equivalents - Beginning of period		5,577	3,309
Cash and cash equivalents - End of period	$	5,073	$ 3,486
Supplemental disclosure of non-cash investing and financing activities			
Shares issued to extinguish mineral property payable	$	1,913	$ -
Shares issued for donation		41	-
Option value assigned to mineral property		13	-
	$	1,926	$ -

(The accompanying notes are an integral part of the consolidated financial statements.)

(expressed in thousands of Canadian dollars)

For the three months ended March 31, 2002

1. NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and developing silver mineral properties. The company plans to develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share purchase warrants and options to meet its corporate administrative and property obligations for the coming year. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) These interim financial statements follow the same accounting policies as the most recent annual financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the company.

(b) Foreign exchange translation
Effective January 1, 2002 the company adopted the revised recommendations of the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. There were no unamortized foreign exchange losses on long-term debt as at December 31, 2001 and consequently no adjustment to reduce opening retained earnings was necessary.

3. OUTSTANDING SHARES AND RELATED INFORMATION

(a) Shares
During the quarter ending March 31, 2002 the company issued 228,107 shares pursuant to the exercise of options, 514,920 shares pursuant to the exercise of warrants, 453,947 were issued relating to the acquisition of properties acquired in 2001 and 10,000 were issued for a donation. At March 31, 2002, there were 32,120,927 issued and outstanding common shares.

(b) Warrants
At March 31, 2002, 2,045,350 share purchase warrants were issued and outstanding at exercise prices ranging from $1.50 to $3.50 with weighted average remaining lives of 0.5 years to 1.6 years.

(c) Stock Options

During the period ending March 31, 2002 the company granted 376,100 common share stock options to directors and employees and 8,900 to a non-employee of the company. The total number of options outstanding at the end of the quarter were 1,549,668, with prices ranging from $1.90 to $4.25 with weighted average remaining lines of 2.5 years to 4.7 years.

Effective January 1, 2002, the company has adopted the new accounting standard for stock-based compensation. The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $541,000 pursuant to the share options issued in the current quarter. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Three months ended March 31, 2002 (unaudited)			
Net loss for the period	As reported	$	314,000
	Pro-Forma	$	855,000
Basic and diluted loss per share	As reported	$	0.01
	Pro-Forma	$	0.03

The fair values of options have been estimated using an option-pricing model with the following assumptions:

(i) Average risk-free interest rate	3.5%	(ii) Expected life	2.5 years
(iii) Expected volatility	50%	(iv) Expected dividends	nil

Under the new accounting standard the 8,900 options granted to a non-employee were valued under the fair value method using the same option-pricing model assumptions. A $13,000 value has been reflected in the quarterly financials under shareholders' equity.

4. SEGMENTED FINANCIAL INFORMATION:

Three months ended March 31, 2002 (unaudited)	Canada	United States	Latin America	Australia	Consolidated
Fixed assets	$ 82,000	$ –	$ 5,000	$ 1,000	$ 88,000
Mineral property costs	3,649,000	6,705,000	15,829,000	14,781,000	40,964,000
	$ 3,731,000	$ 6,705,000	$15,834,000	$14,782,000	$41,054,000

Year ended December 31, 2001 (audited)	Canada	United States	Latin America	Australia	Consolidated
Fixed assets	$ 82,000	$ –	$ 6,000	$ 1,000	$ 89,000
Mineral property costs	3,649,000	6,411,000	14,375,000	14,701,000	39,136,000
	$ 3,731,000	$ 6,411,000	$14,381,000	$14,702,000	$39,225,000

5. SUBSEQUENT EVENTS

(a) On March 27, 2002, the company closed its acquisition of Black Hawk Mining Inc.'s remaining interest in the Manantial Espejo project in southern Argentina by acquiring all of the shares of Compania Minera Altovalle S.A. and Minera Triton S.A. Altovalle and Minera Triton collectively own the Manantial Espejo silver-gold project. Concurrently, the company closed an agreement with Pan American Silver Corp. whereby Pan American purchased a 50% direct interest in Manantial Espejo by acquiring half of the shares of Altovalle and Minera Triton.

Pan American's acquisition cost was US $708,750 cash and 231,511 common shares (valued at US $1,250,000) which become free trading after a four-month hold period expires on July 27, 2002. The cash and common shares were paid to Black Hawk. Pan American and the company also shared equally a US $200,000 expense to eliminate a 1.2% net smelter royalty on the property.

The Company and Pan American have entered into a joint venture agreement and will share equally ongoing exploration costs. The company will manage the exploration phase and Pan American will manage feasibility and mine construction. In recognition of the company's historic exploration expenditures, Pan American will contribute the first US $3 million toward mine construction once a production decision is made. During mine production, the companies will form a joint venture company for operations and all costs will be shared equally.

(b) On May 10, 2002, the company closed a $16.8 million private placement of 4,200,000 units at a price of $4.00 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable on payment of $4.80 into one common share of the company for two years from the date of closing.

(c) On May 23, 2002, the company announced that it had reached agreement with Stonehill Capital Management of New York for the acquisition of a 43.4% interest in the Pirquitas Silver project in northern Argentina. Under the terms of the agreement, which remains subject to acceptance by the TSX Venture Exchange, the company will purchase 434 shares of Sunshine Argentina, Inc., a former subsidiary of Sunshine Mining and Refining Company and the holder of the rights to the Pirquitas Silver project. The 43.4% interest represents a total of 59 million ounces of proven and probable reserves. The company has agreed to pay US $4.34 million on closing, comprised of US $3.0 million cash and a convertible note with a one year term and a 10% interest rate, convertible at the election of Stonehill into shares of the company at a price of $5.80 per share, being the closing price of the company's shares on Friday, May 17, 2002.

The formal agreement and regulatory approvals for the transaction are anticipated for closing by the end of June 2002.